Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

(“Randgold Resources” or the “Company”)

TIMETABLE FOR PAYMENT OF DIVIDEND

London, 6 February 2013 – Further to the announcement of Randgold Resources’ fourth quarter and year end results for the period ended 31 December 2012 which included a recommendation from the board of directors that an annual dividend of US$0.50 per share be paid subject to the approval of the Company’s shareholders at the Company’s annual general meeting on Monday 29 April 2013, Randgold Resources confirms the following:

If approved by the Company’s shareholders, the dividend will be payable on Thursday 30 May 2013. The record date for payment of the dividend will be Friday 10 May 2013. The ex-dividend date will be Wednesday 8 May 2013.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the dividend mandate form which is available on Randgold Resources’ website at www.randgoldresources.com and posting it back to the registrars in accordance with the instructions set out in the form.

The last date for shareholder currency elections and dividend mandates to be received by the Company will be Monday 13 May 2013.

Randgold Resources Enquiries:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgoldresources@dpapr.com

Website: www.randgoldresources.com